AMPHASTAR PHARMACEUTICALS, INC. 11570 6th Street, Rancho Cucamonga, CA 91730 • Telephone: (909) 980-9484 • Fax: (909) 481-6133

November 16, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Suzanne Hayes

Jeffrey Gabor

Re:        Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 9, 2018

File No. 333-228318

Acceleration Request

Requested Date:             November 20, 2018

Requested Time:            4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amphastar Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-228318) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Donna M. Petkanics and Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3240.

Please direct any questions or comments regarding this acceleration request to Donna M. Petkanics at (650) 320-4606 or to Andrew D. Hoffman at (650) 849-3240.

*****

Sincerely,

AMPHASTAR PHARMACEUTICALS, INC.

/s/ Jason B. Shandell
Jason B. Shandell
President and Director

cc:          Donna M. Petkanics, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation